UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

11 HaMenofim Street, Building B

Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Meeting of Shareholders

On May 30, 2023, NeuroSense Therapeutics Ltd. (the “Company”) held its Annual Meeting of Shareholders (the “Meeting”). At the Meeting, all proposed resolutions, as further detailed in the Company’s Notice and Proxy Statement furnished on Form 6-K to the Securities and Exchange Commission on April 26, 2023, were approved by shareholders.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name: Alon Ben-Noon
Title: Chief Executive Officer

Date: May 31, 2023